Mail Stop 4720

March 29, 2010

C. Daniel Myers
Chief Executive Officer
Alimera Sciences, Inc.
6120 Windward Parkway, Suite 290
Alpharetta, GA 30005

>   **Re: Alimera Sciences, Inc.**
>   **Registration Statement on Form S-1 Amendment No. 2**
>   **Filed March 15, 2010**
>   **File No. 333-162782**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your statement that Iluvien is being studied in three Phase 2 clinical trials for the treatment of age-related macular degeneration, the wet form of AMD and retinal vein occlusion. Do you have active INDs for each of these treatments? If you do, please provide us with copies of communications between you and the FDA confirming the INDs. If you do not, please explain how you can conduct clinical trials without active INDs.

2. We note your added disclosure in response to our prior comment 2. Please expand your disclosure in this section further to include the specific potential adverse effects discussed elsewhere in your prospectus such as, "steroid-induced IOP elevations and cataract formation."

Compensation Discussion and Analysis, page 94

3. We note that you have revised your discussion in this section to include disclosure relating to the fiscal year ended December 31, 2009. Please expand your disclosure here further to:

    - Disclose the specific goals, rather than the general descriptions you provide, that were set for both corporate and individual performance, and quantify those goals that were quantifiable;
    - Explain how the chief executive officer and management team determined the achievement percentage for each of the corporate and individual goals; and
    - Explain the criteria considered by the Compensation Committee, and the extent of achievement determined for each named executive officer, for the 25% of the incentive compensation that is based on their subjective assessment.

4. Please provide us with a supplemental analysis which supports your conclusion that the risks arising from your compensation policies and practices for your employees are not reasonably likely to have a material adverse effect on you and your business. Alternatively, please revise your filing to provide the information required by Item 402(s) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

    You may contact Christine Allen at 202-551-3652 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

                                        Sincerely,

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Jay K. Hachigian
       Marc F. Dupré
       Gunderson Dettmer Stough Villeneuive Frankling & Hachigian, LLP
       610 Lincoln Street
       Waltham, MA 02451
       Fax: 781-622-1622